

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Mr. Graham P. Shuttleworth
Chief Financial Officer
Randgold Resources Limited
3rd Floor Unity Chambers, 28 Halkett Street
St. Helier, Jersey JE2 4WJ, Channel Islands

      Re: Randgold Resources Limited
               Form 20-F for Fiscal Year Ended December 31, 2013
               Filed March 31, 2014
               File No. 000-49888

Dear Mr. Shuttleworth:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Reynolds

                    John Reynolds
                    Assistant Director